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                                                                      EXHIBIT 12

                                October 12, 1998

Board of Directors
Dominick's Supermarkets, Inc.
505 Railroad Avenue
Northlake, IL 60164

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the stockholders, other than the stockholders who are affiliates (the "Public Stockholders"), of Dominick's Supermarkets, Inc. (the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, to be dated as of October 13, 1998 (the "Agreement"), among the Company, Safeway Inc. ("Safeway") and Windy City Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Safeway, pursuant to which Merger Sub will be merged (the "Merger") with and into the Company.

     Pursuant to the Agreement, Merger Sub will commence a tender offer for any and all outstanding shares of the Company's common stock at a price of $49.00 per share. The tender offer is to be followed by the Merger in which shares of all stockholders who did not tender will be converted into the right to receive the same consideration as in the tender offer.

     In arriving at our opinion, we have reviewed a draft dated October 12, 1998 of the Agreement and exhibits thereto and a draft dated October 12, 1998 of the Stockholders Agreement among Safeway, Merger Sub and certain stockholders of the Company. We also have reviewed financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with the Company's management. Included in the information provided during discussions with the Company's management were certain financial projections of the Company for the fiscal years ending October 1998 through October 2003 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading values of the common stock of the Company, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us by the management of the Company, we have assumed that these projections have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matter on advice of counsel to the Company.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any stockholder as to whether to tender in the tender offer of how to vote on the proposed transaction.

                                    Ex. 12-1
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Board of Directors
Dominick's Supermarkets, Inc.
Page 2

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company and Safeway in the past and has been compensated for such services, including most recently: (i) DLJ lead-managed the Company's initial public offering in October 1996 and (ii) DLJ co-managed Safeway's $1.1 billion secondary common stock offering in July 1998 and co-managed Safeway's $1.4 billion secondary common stock offering in December 1997. Certain DLJ employees are limited partners in Yucaipa Chicago Partners, L.P., a shareholder of the Company. The proportionate ownership of such employees in such partnership represents an aggregate ownership of less than 1% of the Company's fully diluted outstanding common stock.

     Based upon the foregoing and such other factors as we deem relevant, we are the opinion that the consideration to be received by the Public Stockholders of the Company pursuant to the Agreement is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By:     /s/ KENNETH D. MOELIS

                                            ------------------------------------
                                                     Kenneth D. Moelis
                                                     Managing Director

                                    Ex. 12-2